						Exhibit 12.01
SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Twelve Months Ended
	Sep 30,	December 31,
	2009	2008	2007	2006	2005	2004
1. Fixed charges:
A) Interest expense	$83,838	$90,403	$94,035	$92,878	$87,687	$84,138
B) Amortization	2,211	2,880	2,783	3,467	3,700	3,059
C) Interest portion of rentals	6,997	7,802	7,952	6,412	6,333	6,779
Total fixed charges	$93,046	$101,085	$104,770	$102,757	$97,720	$93,976

2. Earnings (as defined):
D) Pretax income from
continuing operations	$112,895	$101,808	$131,024	$128,357	$68,435	$87,012
Fixed Charges (1. above)	93,046	101,085	104,770	102,757	97,720	93,976
Total earnings as defined	$205,941	$202,893	$235,794	$231,114	$166,155	$180,988

	2.21	2.01	2.25	2.25	1.70	1.93